

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2023

Ziv Elul
Chief Executive Officer
Israel Acquisitions Corp
12600 Hill Country Blvd, Building R, Suite 275
Bee Cave, TX 78738

> **Re: Israel Acquisitions Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 7, 2023**
> **File No. 001-41593**

Dear Ziv Elul:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction

cc: Lynwood E. Reinhardt, Esq.